Exhibit 99.1

Goldcorp to Release 2015 Fourth Quarter/Full-year Results on February 25th; Conference Call And Webcast on February 26th

TSX: G NYSE: GG

VANCOUVER, Jan. 11, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release 2015 fourth quarter and full-year results after the market close on Thursday, February 25, 2016.  The release will also include the Company's guidance for 2016 and its mineral reserve and mineral resource statement as of December 31, 2015.

A conference call will be held Friday, February 26, 2016, at 10:00 a.m. (PST) to discuss the results.  Participants may join the call by dialing toll free 800-355-4959 or 416-340-2216 for calls outside Canada and the U.S.  A recorded playback of the call will be available until March 20, 2016 by dialing 800-408-3053 or 905-694-9451 for calls outside Canada and the US.  Conference ID#:  5644646.

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 09:00e 11-JAN-16